Matthew L. Thompson Partner matthew.thompson@FaegreBD.com Direct +1 612 766 6854	Faegre Baker Daniels LLP 2200 Wells Fargo Center 90 South Seventh Street Minneapolis Minnesota 55402-3901 Phone +1 612 766 7000 Fax +1 612 766 1600

October 26, 2012

Via EDGAR System

Ms. Kimberly A. Browning

Senior Counsel

Office of Disclosure and Review

U.S. Securities and Exchange Commission

Division of Investment Management

Washington, D.C. 20549

Re:	Whitebox Mutual Funds (File Nos. 333-175116 and 811-22574)
Post-Effective Amendment No. 1 to the
Registration Statement on Form N-1A

Dear Ms. Browning:

On behalf of our client, Whitebox Mutual Funds, a Delaware statutory trust (the “Trust”), thank you for your second round of comments (provided during our telephone conference call on October 25, 2012) regarding Post-Effective Amendment No. 1 (“Amendment No. 1”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) that was filed with the Securities and Exchange Commission on August 17, 2012 and our correspondence dated October 12, 2012 (including the working draft of the Registration Statement as of such date). This letter sets forth our understanding of each of your comments (in bold italics), and following each comment is the Trust’s response (in regular type). As previously disclosed, the Trust is amending the Registration Statement in connection with its establishment of a new series, the Whitebox Long Short Equity Fund (the “Fund”).

As discussed, the Trust has prepared a further revised draft of the Registration Statement (“Draft Amendment No. 2”), which the Trust intends to file with the Securities and Exchange Commission after including any further revisions and confirming the satisfaction of the Staff’s comments. For your convenience, we have appended hereto a redline of Draft Amendment No. 2 marked against the draft dated October 12, 2012 to highlight the further changes made in response to the Staff’s comments as well as other required information that was not included in the October 12th draft. Unless otherwise indicated, page numbers set forth below in the summary of your comments relate to draft registration statement dated October 12, 2012, and page numbers set forth below in our responses relate to the enclosed redlined version of Draft Amendment No. 2 dated as of the date hereof.

U.S. Securities and Exchange Commission

October 26, 2012

Prospectus

General

1.	Please memorialize the background to the Trust’s decision to rely on the principles set forth in certain no action letters, including in particular MassMutual,[1] without requesting its own no-action letter.

Response: We understand that while no-action letters may typically be relied upon only by the requesting person, the Division of Investment Management generally permits third parties to rely on the Staff’s reasoning in the response to a no-action letter to the extent that the third party’s facts and circumstances are substantially similar to those described in the underlying request for a no-action letter.2 While the Staff periodically expressly limits the ability of third parties to rely on specific no action or interpretive letters,3 to our knowledge, the Staff has not done so with respect to any precedent on which the Trust currently intends to rely. Indeed, several registrants appear to have relied upon the precedent cited by the Trust, without requesting a no-action letter. Prior to filing Amendment No. 1, considerations relating to these precedents were discussed with Richard Pfordte and Kevin Rupert of the Staff of the Securities and Exchange Commission.

We, in consultation with the Trust, have carefully considered the precedent on which the Trust intends to rely and have concluded that the facts and circumstances relating to the new Fund are substantially similar to those described in the underlying requests for no-action letters that were submitted in connection with each such precedent. Furthermore, the Trust believes that the same legal, regulatory and policy considerations that permit the inclusion of performance information of a predecessor are applicable here. The Trust understands that it relies on this precedent at its own risk.

With respect to the MassMutual precedent in particular, we note that the key facts and circumstances associated with that no-action letter included:

—	The investment policies, objectives, guidelines and restricts of the predecessor fund and the successor fund are in all material respects equivalent,

—	The investment adviser (and any sub-advisers) of the successor fund are identical to those of the predecessor fund, and

—	The successor fund is effectively a continuation of a pre-existing account that was created for purposes entirely unrelated to the establishment of a performance record.

1 Massachusetts Mutual Life Insurance Co., SEC No-Action Letter, WSB File No. 102395001 (Sept. 28, 1995) [hereinafter MassMutual].

2 See Informal Guidance Program for Small Entities, Investment Company Act Release No. 22587 (Mar. 27, 1997) at n.20.

3 See, e.g., SEI Liquid Asset Trust—Prime Obligation Fund et al., SEC No-Action Letter, WSB File No. 1203200705 (Dec. 3, 2007) at n.4.

U.S. Securities and Exchange Commission

October 26, 2012

As background, the Predecessor Fund was formed in 2004 after the Adviser determined that it wanted to offer a long/short equity fund to its hedge fund clients. The Adviser has elected to convert the Predecessor Fund into a registered fund mainly because, after several years of experience, the Adviser believes that the investment strategies pursued by the Predecessor Fund are better suited to the fee structure typical of a registered mutual fund rather than the incentive fee structure that investors expect from a private hedge fund. The Adviser does not manage any other funds with investment policies, objectives, guidelines and restrictions that are substantially similar to the Predecessor Fund and the Fund.

The Trust supplementally informs the Staff that upon the reorganization, the Fund will have succeeded to all of the Predecessor Fund’s net assets and these will constitute all of the Fund’s initial net assets.

The Trust supplementally informs the Staff that, although the Predecessor Fund was not required to comply with the investment restrictions imposed by Subchapter M of the Internal Revenue Code, the Trust believes that the Predecessor Fund likely would have been able to comply with such restrictions if they were applicable thereto.4

Given the foregoing discussion as well as consideration of other facts and circumstances set out in MassMutual and related no-action letters, the Trust believes that the facts and circumstances relating to the new Fund are substantially similar to those described in the underlying requests for no-action letters that were submitted in connection with each such precedent.

Prospectus—Summary Information—Investment Objective

2.	Make any necessary changes throughout the Registration Statement to conform with the revised investment objective (in particular, remove references to “low correlation” being part of the objective).

Response: In response to the Staff’s comment, various conforming changes are reflected in Draft Amendment No. 2.

Prospectus—Summary Information—Fees and Expenses

3.	Please supplementally confirm that Acquired Fund Fees and Expenses are actually estimated to be less than 0.01% of the average net assets of the Fund. Please remove the related disclosure from footnote 1 to the fee table, as it is neither permitted or required to be included in the summary prospectus (but may be included elsewhere in the Registration Statement).

Response: The Trust confirms that, as previously indicated, Acquired Fund Fees and Expenses are estimated to be less than 0.01% of the average net assets of the Fund. In response to the Staff’s comment, disclosure of this fact has been removed from the summary prospectus.

4 MassMutual at n.3.

U.S. Securities and Exchange Commission

October 26, 2012

4.	Revise the description of the fee waiver to eliminate any duplication within excluded expenses and to make clear that incurrence of such excluded expenses would result in an increase in net annual fund operating expenses notwithstanding the fee waiver. In addition, remove the notation that the Fund would not expect to incur taxes and extraordinary expenses.

Response: In response to the Staff’s comments, the disclosure in footnote 2 to the fee and expense table included in Draft Amendment No. 2 has been revised accordingly.

5.	Revise the introductory language preceding the fee and expense examples to conform to the form requirement. Supplementally advise the staff regarding how the contractual fee and expense waiver is reflected in the example, rather than including it in the disclosure.

Response: In response to the Staff’s comment, the disclosure preceding the fee and expense examples in the summary prospectus have been revised accordingly. The Trust supplementally advises the staff that the example costs reflect that the fee and expense limitations are applicable only through October 31, 2013.

Prospectus—Summary Information—Principal Investment Strategies and Principal Risks of Investing in the Fund

6.	Revise the disclosure here and elsewhere to distinguish between the Fund’s objectives and its strategies. For example, the Registration Statement currently refers to beta neutrality as an “objective” of the Fund.

Response: In response to the Staff’s comments, Draft Amendment No. 2 has been revised to appropriately distinguish between the Fund’s objectives and strategies.

7.	Change references to sector “concentration” to refer instead to sector “exposure”. Make corresponding changes in the Item 9 sections.

Response: In response to the Staff’s comments, Draft Amendment No. 2 has been revised to respond to the staff’s comment.

8.	Ensure that the disclosures regarding the Fund’s principal investment strategies as contained in Item 4 and Item 9 are appropriately parallel and that all material disclosure is included in Item 4, but keep in mind the nature of Item 4 as a summary. For example, the disclosure in Item 9 refers to “unit investment trusts,” but this disclosure is not included in Item 4. In addition, Item 9 includes detail regarding the range that the Adviser considers approximately beta neutral but Item 4 does not.

U.S. Securities and Exchange Commission

October 26, 2012

Response: The Trust supplementally advises the Staff that it has reviewed the disclosures in Item 4 and Item 9 and believes that they are appropriately parallel, with the understanding that Item 4 is intended as a summary and therefore will not contain the same level of detail as Item 9. In response to the Staff’s comments, Draft Amendment No. 2 has been revised to include conforming changes regarding unit investment trusts and beta neutrality.

9.	With respect to short sales, disclose whether the Fund will own underlying securities.

Response: In response to the Staff’s comments, Draft Amendment No. 2, the description of short sales risk has been revised to disclose that the Fund will not typically own the underlying securities.

10.	Clarify the relationship between the “liquidity risk” disclosures and the Fund’s related principal investment strategies.

Response: Liquidity risk language was intended to correspond to liquidity risks associated with securities of companies with relatively small market capitalization, which relates to the Fund’s strategy of investing in small to medium-sized U.S. companies, and has been consolidated with the small cap security risk disclosure.

11.	The Registration Statement defines small to medium-sized U.S. companies by reference to the Russell 2000 Index or Russell MidCap Index. Explain the rationale for this definition (for example, that it is the definition the Adviser uses). Include additional disclosure in Item 9 regarding the range of companies included in these indices.

Response: In response to the Staff’s comment, Draft Amendment No. 2 reflects revisions to disclose that the Adviser defines small to medium-sized companies by reference to these indices and to add information in response to Item 9 regarding the range of companies covered.

12.	Please clarify whether the Fund will engage in active and frequent trading as a principal investment strategy and, if applicable, revise the disclosure accordingly.

Response: In response to the Staff’s comment and upon further consideration, Draft Amendment No. 2 has been revised to reflect active and frequent trading as a principal strategy and to include disclosure of related principal risks.

13.	Enhance the disclosure of strategies and risks relating to the Fund’s use of leverage.

Response: In response to the Staff’s comment, Draft Amendment No. 2 reflects expansion and refinement of both the strategy disclosures and risk disclosures relating to leverage.

14.	Revise the discussion of the Fund’s beta neutrality to improve plain English disclosure. Consider describing beta as a measurement. Include disclosure in Item 4 about the range within which the Adviser expects to manage beta and clarify what it means to manage beta “over time.”

U.S. Securities and Exchange Commission

October 26, 2012

Response: In response to the Staff’s comment, Draft Amendment No. 2 reflects revisions to describe beta as a measurement, to disclose in response to Item 4 the range within which the Adviser expects to manage beta and to remove references to managing beta “over time.”

15.	Enhance the disclosure regarding the relative balance of long and short positions and the purposes for which long and short positions will be used.

Response: In response to the Staff’s comment, Draft Amendment No. 2 reflects enhanced disclosure regarding the use of long and short positions, including clearer disclosure of the expected positions as a percentage of the Fund’s net asset values.

16.	Enhance the disclosure regarding the use of derivatives, including whether derivatives will be used for investment or speculative purposes as a principal strategy.

Response: In response to the Staff’s comment, Draft Amendment No. 2 includes language clarifying the Fund’s intended use of derivatives.

17.	Elaborate on the balance between long and short positions, including the anticipated percentages of each in normal conditions.

Response: In response to the Staff’s comment, additional disclosure has been added on pages 4 and 9 to clarify that although the Adviser believes the Fund’s beta-neutral strategy in normal market conditions will likely result in an approximate balance between long and short positions (with approximately one dollar of short exposure for every dollar of long exposure), the Adviser expects that the Fund may will from time to time have a net long or net short market exposure. Additional language has been included to state that, when the Fund is fully leveraged (i.e., gross market exposure of approximately 200% of NAV), it may have long positions approaching 100% of the Fund’s NAV and short positions also approaching 100% of the Fund’s NAV.

18.	Add additional disclosure regarding the Fund’s portfolio selection process and risks related thereto.

Response: In response to the Staff’s comment, additional disclosure has been added regarding the Fund’s selection process, including the fact that the Adviser seeks to identify undervalued securities. “Strategy Risk” disclosure has been added. This section, and corresponding cover page disclosure, includes suitability disclosure.

19.	Revise the “concentration risk” disclosure in light of numbered comment 7 and to include detail on possible exposure levels.

U.S. Securities and Exchange Commission

October 26, 2012

Response: In response to the Staff’s comment, Draft Amendment No. 2 includes a “Sector Exposure Risk” disclosure rather than a “Concentration Risk” disclosure. In addition, the strategy section has been revised to disclose that exposure to any market sector is not expected to exceed 30% of the Fund’s NAV in normal market conditions.

Prospectus—Summary Information—Performance Information

20.	Confirm that the performance information set forth on page 7 is calculated based on the greater of (a) an estimate of gross expenses without giving effect to fee waivers or (b) the Predecessor Fund’s historical expenses.

Response: The Trust supplementally advises the Staff that the performance information is based on an estimate of gross expenses, without giving effect to fee waivers, and that the Fund’s estimated gross expenses exceed the Predecessor Fund’s historical expenses.

21.	The disclosures that performance information is unaudited and do not reflect fee waivers that were added may be removed. It was intended that such information only be supplementally provided in response to the earlier Staff comment.

Response: In response to the Staff’s comment, the added disclosures have been removed. The Trust supplementally advises the Staff that the performance information is unaudited and calculated without giving effect to the fee waiver.

22.	Remove the narrative disclosure regarding the primary and secondary benchmark indices, as these are not permitted in response to Item 4. You may include a footnote with disclosure regarding the secondary benchmark index, as contemplated by Item 4.

Response: In response to the Staff’s comment, the narrative disclosure regarding the primary index has been removed and disclosure regarding the secondary index has been revised and moved to a footnote.

23.	The description of the Fund’s principal investment strategy includes disclosure that the Fund will invest in “high quality money market securities.” Reconcile this with the disclosure that temporary defensive positions is a non-principal strategy. Describe the expected cash position of the Fund.

Response: In response to the Staff’s comment, disclosure of investments in high quality money market securities has been removed as a principal strategy. In addition, the relevant non-principal strategy has been revised to disclose that cash positions are expected to be less than 5% of the Fund’s NAV in normal market conditions.

Prospectus—Non-Principal Risks of Investing in the Fund

24.	Revise the disclosure regarding the Fund’s ability to pledge securities and other assets to make specific reference to the limitations of the Investment Company Act.

U.S. Securities and Exchange Commission

October 26, 2012

Response: In response to the Staff’s comment, the SAI included in Draft Amendment No. 2 makes reference to the relevant Investment Company Act limitations.

Prospectus—Share Transactions—Frequent Purchases and Sales of Fund Shares

25.	Please supplementally advise the Staff why the Fund requires up to three business days to notify a potential purchaser that a purchase transaction has been required.

Response: The Trust supplementally advises the Staff that, in practice, the Trust expects such rejections would be promptly issued and typically received by the potential purchaser within two business days. However, because of the possibility of any unusual administrative delays on the part of the Fund’s administrator or delays in the transmission and delivery of notices, the Trust has provided for such notices to be received within three business days.

General

26.	Supplementally advise the Staff whether the SAI has been used prior to effectiveness, as may be implied by the red herring language.

Response: The Trust supplementally advises the staff that the SAI included in Amendment No. 1 has not been and will not be used prior to effectiveness of the amended Registration Statement.

27.	Confirm that disclosures in the registration statement regarding principal and non-principal strategies and risks and fundamental and non-fundamental strategies are appropriately aligned.

Response: The Trust supplementally advises the Staff that the Registration Statement has been reviewed to ensure that disclosures regarding principal and non-principal strategies and risks and fundamental and non-fundamental strategies are appropriately aligned.

*  *  *

  In connection with this letter, the Trust has authorized us to convey to you that the Trust acknowledges that:

—	The Trust is responsible for the adequacy and accuracy of the disclosures in the Registration Statement;
—	Staff comments or changes to disclosures in response to Staff comments in the Registration Statement do not foreclose the SEC from taking any action with respect to the Registration Statement; and
—	The Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

October 26, 2012

Please direct any further comments or questions to the undersigned at the telephone number or email address listed above.

Very truly yours,

/s/ Matthew L. Thompson

Matthew L. Thompson